Exhibit (a)(5)(ii)

B. Riley Announces Results of Cash Tender Offer for American Depositary Shares of DoubleDown Interactive

LOS ANGELES, October 22, 2021 — B. Riley Securities, Inc., a subsidiary of B. Riley Financial, Inc. (Nasdaq: RILY) (together, “B. Riley”), today announced the results of its previously announced cash tender offer to purchase up to 2,000,000 American Depositary Shares (“ADS”), each representing 0.05 of a common share, of DoubleDown Interactive Co., Ltd. (Nasdaq: DDI) ("DDI") that are not held by B. Riley or any of its subsidiaries ("DDI ADS"), at a price of $18.00 per ADS, net to the seller in cash, without interest, less any applicable withholding taxes.

The tender offer expired at 12:00 midnight, New York City time, on October 22, 2021 (one minute after 11:59 P.M., New York City time, on October 21, 2021) and was not extended.

According to information provided by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer (the “Depositary”), a total of 3,228,289 DDI ADS had been validly tendered and not validly withdrawn in the tender offer, resulting in an oversubscription.

Because the tender offer was oversubscribed, B. Riley will purchase DDI ADS validly tendered and not validly withdrawn on a pro rata basis in accordance with the terms of the Offer to Purchase. The Depositary has advised B. Riley that the preliminary proration factor for the tender offer is approximately 61.95%.

This announcement is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell, with respect to any securities. The tender offer was made pursuant to the Offer to Purchase, dated September 23, 2021, which set forth the terms and conditions of the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer. Holders of DDI ADS may direct questions and requests for assistance in connection with the tender offer to D.F. King by contacting (866) 207-2356 (toll-free). Banks and brokers may contact D.F. King at (212) 269-5550.

About B. Riley Securities

B. Riley Securities provides a full suite of investment banking, corporate finance, advisory, research, and sales and trading services. Investment banking services include initial, secondary and follow-on offerings, institutional private placements, merger and acquisition (M&A) advisory, SPACs, corporate restructuring and recapitalization. B. Riley is nationally recognized and highly ranked for its proprietary small-cap equity research. The firm is a wholly owned subsidiary of B. Riley Financial.

About B. Riley Financial

B. Riley Financial provides collaborative solutions tailored to fit the capital raising and business advisory needs of its clients and partners. B. Riley operates through several subsidiaries that offer a diverse range of complementary end-to-end capabilities spanning investment banking and institutional brokerage, private wealth and investment management, financial consulting, corporate restructuring, operations management, risk and compliance, due diligence, forensic accounting, litigation support, appraisal, valuation, auction, and liquidation services. For more information, please visit www.brileyfin.com.

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Contacts

Mike Frank

Investor Relations

ir@brileyfin.com

(212) 409-2424

Jo Anne McCusker

Media Relations

press@brileyfin.com

(646) 885-5425

Source: B. Riley Financial

B. Riley Financial, Inc. |  www.brileyfin.com |  NASDAQ: RILY